Exhibit 99.1

IceCure Medical Announces Exclusive Distribution Agreement to Sell ProSense™ Cryoablation System in Turkey

CAESAREA, Israel, September 1, 2021 -- IceCure Medical Ltd. (NASDAQ: ICCM) (TASE: ICCM) ("IceCure" or the "Company"), developer of the next generation minimally invasive cryoablation technology that destroys tumors by freezing, today announced it has entered into an initial distribution agreement with Mutlu Medikim Tibbi Malzeme TIC. A.S. (“Mutlu Medikim A.Ş.”) to exclusively sell the Company's ProSense™ Cryoablation System and Probes in Turkey. Within twelve months of signing the initial distribution agreement, the parties expect to enter into a long-term exclusive distribution agreement.

"This agreement with Mutlu Medikim A.S. is expected to open up a significant market opportunity for our ProSense Cryoablation System in Turkey, which has an advancing cancer treatment offering through its healthcare system that supports the country’s population of more than 80 million people. This initial distribution agreement expands the regulatory approval and commercilalization activity for our system through strategic partnerships, which covers countries across the Middle-East, Europe, Asia, and Latin America.,” commented Eyal Shamir, Chief Executive Officer of IceCure.

“We are excited to be selected by IceCure to bring their innovative cryoablation technology, which is capable of destroying tumors safely, quickly and painlessly, without the need for surgery, to Turkey. As an well-established distributor and manufacturer of several global medical products, we believe bringing such a promising device as the ProSense System to the interventional oncology market in Turkey is great opportunity to grow our business,” stated Founder and President of Mutlu Medikim A.Ş., Cezmi Mutlu.

Under the terms of the initial distribution agreement, Mutlu Medikim A.Ş. shall be responsible to address all requirements to sell the ProSense Cryoablation System in Turkey. Mutlu Medikim A. Ş. may solely sell in Turkey the ProSense Cryoblation System products and consumables purchased from IceCure. Following signing the initial distribution agreement, Mutlu Medikim A.Ş. shall also place an initial purchase order which amounts to approximately $100,000.

About IceCure Medical

Founded in 2006, Israel-based IceCure Medical (NASDAQ: ICCM) (TASE: ICCM) develops and markets an advanced liquid-nitrogen-based cryoablation therapy for the treatment of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally-invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The system is marketed and sold worldwide, after receiving FDA and CE approvals.

About Mutlu Medikim A.Ş.

Headquartered in Istanbul, Mutlu Medikim A.Ş. is a part of conglomerate of medical device distributors, including Opakim and MDS, with approximately $30 million of revenue reported in 2020. Originally founded in 1980, the company is now restructuring to focus on Interventional and IVD products with the goal to become one of the most reputable and relevant players in the Turkish market.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statement in this press release when it discusses the entry into a long-term exclusive distribution agreement with Mutlu Medikim A.Ş, the placement of an initial purchase order by Mutlu Medikim A.Ş, the Company’s regulatory strategy, commercialization activities and the market opportunity for the Company’s ProSense Cryoablation System in Turkey and other countries across the Middle-East, Europe, Asia, and Latin America. Because such statements deal with future events and are based on IceCure’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of IceCure could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company's Registration Statement on Form F-1 filed with the SEC on August 10, 2021. Copies are available on the SEC's website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Communication Contact:

IR Contact:

Jeremy Feffer

T: 212.915.2568 | M: 917.749.1494

jeremy@lifesciadvisors.com